U.S. Silver Corporation 2702-401 Bay Street P.O. Box 136 Toronto, ON, M5H 2Y4 Tel.: 416.907.5501 Fax.: 647.722.9652

June 25, 2012

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Paul Dudek

Re:	U.S. Silver Corporation
Request to Withdraw Registration Statement on Form 40-F (SEC File No. 001-35474), Filed March 26, 2012

VIA EDGAR

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests withdrawal of its registration statement on Form 40-F (SEC File No. 001-35474) filed with the Securities and Exchange Commission on March 26, 2012.

Please contact Richard Raymer at Dorsey & Whitney LLP, counsel to the Registrant, at 416-367-7388 with any questions.

Sincerely, U.S. Silver Corporation
/s/ Christopher J. Hopkins
Christopher J. Hopkins Chief Financial Officer

cc:	Richard B. Raymer, Dorsey & Whitney LLP